VIA EDGAR

September 4, 2024

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	ProMIS Neurosciences Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-281841

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ProMIS Neurosciences Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 6, 2024, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Adam V. Johnson at (212) 459-7072. If you have any questions regarding this request, please contact Adam V. Johnson of Goodwin Procter LLP at (212) 459-7072.

Sincerely,

PROMIS NEUROSCIENCES INC.

/s/ Neil Warma
Neil Warma
Interim Chief Executive Officer

cc:	Adam V. Johnson, Goodwin Procter LLP